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                                                                  Exhibit (2)(c)



                   MUNICIPAL FUND FOR NEW YORK INVESTORS, INC.


                  Amendments to By-Laws as approved and adopted by Registrant's Board of Directors on October 28, 1987.

                  1. Article I, Section I of the Fund's By-Laws was amended and restated in its entirety as follows:

                           SECTION 1. No Annual Meeting Required. No annual meeting of stockholders of the Corporation shall be held unless required by applicable law or otherwise determined by the Board of Directors.

                  2. The last sentence of Section 1 of Article II of the Fund's By-Laws was amended to provide as follows:

                           Subject to the provisions of Article I, Section I, the members of the Board of Directors shall be elected by the stockholders at their annual meeting and each director shall hold office until the annual meeting next after his election and until his successor shall have been duly elected and qualified, until he shall have resigned, or until he shall have been removed as provided in Section 10 of this
                           Article II.